UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 13, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 13, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: August 12, 2009
09-30-TC

Teck Announces Possible Andacollo Permitting Delay

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK)(“Teck”) announced today that challenges to the previously granted permits for the water supply arrangements for its Andacollo copper hypogene project may result in delays to the start-up of the project. Teck is in dialogue with national and regional authorities to resolve the issue. Teck has contingency plans for alternate water supply and is now proceeding with them in case they become necessary. Given the status of the relevant permits, Teck believes that there is now a risk that start-up of the hypogene project will be delayed beyond the current target for first ore through the mill of November 2009. The length of any delay will depend on the outcome of discussions with authorities and the nature of required changes to Andacollo's water system, if any.

The proposed sale of a gold royalty interest in the Andacollo project to Royal Gold Inc. announced on April 6, 2009 is not expected to close until after the permitting issues are resolved. Andacollo and Royal Gold have agreed to extend the outside date for closing of that transaction to January 29, 2010.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-Looking Statements and Information can be identified by the use of words such as “expects”, “is expected”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include statements as to delays in, and the schedule for, completion of the Andacollo copper hypogene project, the success of any contingency plans, and the schedule for closing of the Royal Gold transaction. These statements are based on a number of assumptions, including, among others, the assumptions regarding the outcome of discussions with national and regional authorities, the availability of alternate water supply arrangements, general business and economic conditions, credit market conditions, the accuracy of capital cost estimates and the progress of construction at Andacollo. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, the loss or other unavailability of alternate water supplies, loss of permits, conditions that may be imposed by governmental authorities, risks relating to project development generally, including the risk of escalation in capital costs, litigation and other unanticipated events, changes in general economic conditions or conditions in commodities, credit and financial markets, operational risks common to Teck's mining and processing operations and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

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